Exhibit 99.9

James Hardie Industries N.V
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands

18 June 2007

Tel:	31 20 301 2980
Fax:	31 20 404 2544

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Dear Sir
James Hardie Industries Annual Meetings
As required under Listing Rule 3.13.1, James Hardie Industries advises that it will hold its Annual General Meeting in Ballroom B, Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands at 10.00am Central Europe Time (CET) on Friday, 17 August 2007.
The 2007 Annual Information Meeting of CUFS holders of James Hardie Industries NV will be held at The Westin Hotel, No.1 Martin Place, Sydney, NSW, Australia at 1.00pm Australian Eastern Standard Time (AEST) on Wednesday, 15 August 2007.
Yours faithfully,
Benjamin P Butterfield
Company Secretary